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                             February 24, 2021

       Chamath Palihapitiya
       Chief Executive Officer
       Social Capital Hedosophia Holdings Corp. V
       317 University Ave, Suite 200
       Palo Alto, CA 94301

                                                        Re: Social Capital
Hedosophia Holdings Corp. V
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed February 10,
2021
                                                            File No. 333-252009

       Dear Mr. Palihapitiya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2021 letter.

   1. We note that SoFi Invest offers a program through which investors have the opportunity to purchase fractional
shares. Please provide us with a complete description of the materials terms and
features of this program and your legal analysis as to whether the offer and sale of the
fractional shares through this program represent a separate or new security. See Gary
Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith,
                                                        Inc., 756 F.2d 230 (2d
Cir. 1985) and Abrahamson v. Fleschner, 586 F.2d 862 (2d Cir.
                                                        1977). Please also
provide us with your legal analysis as to whether the offer and sale of the fractional shares
through this program are security-based swaps.
 Chamath Palihapitiya
FirstName LastNameChamath    Palihapitiya
Social Capital Hedosophia Holdings Corp. V
Comapany24,
February   NameSocial
             2021      Capital Hedosophia Holdings Corp. V
February
Page 2 24, 2021 Page 2
FirstName LastName
       You may contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Finance
cc:      Howard L. Ellin